Mail Stop 4561

March 9, 2009

By U.S. Mail and Facsimile to (254) 761-2957.

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

>   **Re:**   **FirstCity Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 10-K/A filed July 31, 2008**
>   **Form 10-Q for Fiscal Period Ended September 30, 2008**
>   **File No. 033-19694**

Dear Mr. Baker:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please refer to our previous comments 1 and 13. While you have asserted that you are not subject to Article 9 because you do not accept deposits for funding purposes, you state that your balance sheet and income statement presentations are consistent with the information you believe is important to investors. It appears that your primary business is the acquisition of receivables at a discount and the servicing and collection of receivables to earn a spread over the funding cost of your notes payable. Accordingly, we do not object to your statement "that

presentation of the Company's income and expenses 'by nature' in a format that is similar to financial institutions was the most meaningful presentation for our investors and market analysts." However, your current income statement format does not follow that of financial institutions in that you merely provide a detail of Revenues and income line items followed by a detail of expenses, with no relationship defined. Accordingly, please revise your Consolidated Statements of Income for each period to separately present your interest income and interest expense amounts followed by a subtotal representing your net interest income. Subsequently, present your provision for loan losses followed by a subtotal for net interest income after provision for loan losses before presenting your other revenues and expenses.

2.   Please refer to our previous comments 2 and 14. In your response, you reference paragraph 27 of SFAS 102 which states "Loans that are originated or purchased specifically for resale, are turned over rapidly, and are carried at market value or at the lower of cost or market value also are similar to inventory in other businesses." You state in your response that you believe your portfolio assets are akin to inventory, and you resolve the assets in the quickest manner possible to maximize the ultimate cash recoveries.   However, your current presentation appears to indicate that your entire loan balance is held-for-portfolio rather than held-for-sale. Further, a significant portion of your portfolio was acquired prior to 2005 which seems to be evidence that your portfolio is not "turned over rapidly". Please tell us and revise to disclose the following information:

   a. Please clarify if you acquired your portfolio assets specifically for resale and explain the extent to which you have the intent and ability to hold these loans until maturity.

   b. Please provide additional detail regarding the period over which you estimate cash flows for each pool of loans acquired for the purposes of accretion under SOP 03-3.

   c. Please tell us why you believe that your cash flows are analogous to inventory when you do not appear to acquire loans for resale and your income is not generated from loan sales. Rather, you appear to acquire loans for the purposes of providing a return over the life of the loan and your income from these assets is generated from their successful resolution (or payoff).

   d. Clearly identify how you determined that your loan portfolio meets the criteria cited in paragraph 27 of SFAS 102. If you are unable to support that your loan portfolio meets the criteria cited in paragraph 27 for reporting within operating cash flows, please revise your Statement of Cash Flows accordingly.

3.	Please refer to our previous comment 4. We note your proposed disclosures; however, it remains unclear what specific various common risk characteristics you consider when pooling loans into groups for the purposes of applying the guidance of SOP 03-3. Therefore, please revise to disclose the risk characteristics you utilize to segregate purchased loans for the purposes of applying the guidance of SOP 03-3 to pools of loans.

4.	Please refer to our previous comment 5. As noted in our comment above regarding Article 9, while we acknowledge that you do not accept deposits, it appears that your primary business is the acquisition of receivables at a discount and the servicing and collection of receivables to earn a spread over the funding cost of your notes payable. As noted in the guidance of Staff Accounting Bulletin Topic 11.K, such entities are expected to provide clear disclosure similar to that required by Industry Guide 3 for the type of disclosures addressed in that guide that are applicable to the specific activities of the registrant. You purchase a variety of loan types that carry different and unique risks. For purposes of providing greater transparency into the risks inherent within your portfolio, please revise to disclose the balance of your portfolio assets by major loan type. Similarly, please disclose the allocation of your allowance for loan losses by category as well.

5.	Please refer to our previous comment 6. On page 36, you disclose that for the purposes of applying SOP 03-3, you make a determination at acquisition whether such loans will be accounted for individually or as a part of a pool based on common risk characteristics. However, from your proposed disclosures included in your response to comment 6, it remains unclear how you determine whether a loan will be accounted for individually. As this is an accounting policy election, please revise to clearly disclose the factors considered when making this determination both at acquisition and on an ongoing basis. Revise to relate this discussion to your policies for determining any subsequent impairment on purchased loans.

6.	Please refer to our previous comment 9. Based on the information in your response, it appears that the residual interest may be material to your income statement. Therefore, please tell us and revise to disclose the following:

	a.	We note in your response that the residual interest does not relate to a stand alone financial instrument. Please clarify your disclosure on page 73 that the residual interest consists of securities resulting from a securitization transaction;

	b.	Please specifically tell us what the residual interest in your discontinued mortgage operations consists of and how you determined that interests retained from a mortgage loan securitization do not constitute a financial instrument;

    c.   Please clarify what you mean by the statement that you continue to "service" these assets and clarify if the residual interests relate to the related underlying mortgage loans securitized; and,

    d.   Although paragraph B130 of SFAS 144 allowed for prospective application, paragraph B132 of SFAS 144 required that assets held for disposal under previous literature be reclassified to held for use if not sold by the end of the fiscal year of adoption. Further, paragraph B11 clarifies that an impairment analysis for financial instruments (i.e. the securities) should be performed in accordance with applicable literature and are not subject to the guidance of SFAS 144. Therefore, it remains unclear how you determined that SFAS 144 was the appropriate guidance to measure impairment related to your residual interest.   Please provide additional detail supporting your conclusion, or alternatively, please revise your financial statements to account for your residual interest in accordance with EITF 99-20 or SFAS 115, as appropriate.

    Alternatively, please provide a full materiality analysis that includes consideration of both the balance sheet and the income statement in accordance with SAB Topic 1M.

7.   Please refer to our prior comment 11. According to your disclosures you adjust your valuation allowance for an amount equal to your current income tax expense for the period. You also state in your response that you project out four years to determine whether you will have enough taxable income to utilize your net deferred tax assets. Therefore, it appears that the adjustment to your valuation allowance should reflect your current period expectation of the future use of the asset and not only your current period use. Please tell us how you determined the amount of the valuation allowance for the periods presented in your financial statements. Please tell us why you continue to adjust the valuation allowance for the current period income tax expense in light of the fact that you use a four year look forward period when determining the amount of necessary deferred tax asset valuation allowance. Please revise to reconcile this apparent inconsistency.

8.   Please refer to our previous comment 16. We note your proposed disclosures, however, it remains unclear what specific various common risk characteristics you consider when pooling loans into groups for the purposes of applying the guidance of SOP 03-3. Therefore, please revise to disclose the risk characteristics you utilize to segregate purchased loans for the purposes of applying the guidance of SOP 03-3 to pools of loans. Additionally, please clarify your disclosure on

> page 115 that states that you acquire loans that are typically non-homogenous in nature.

9. Please refer to our previous comment 17. As requested, please provide us with your proposed disclosures.

10. Please refer to our previous comment 18. Please clarify what you mean by the statement "Contractual maturities (excluding principal and interest payments payable from proceeds from dispositions of and payments received on the Portfolio Assets) of notes payable…". Please clarify if you report the balance of notes payable on the balance sheet net of amounts to be repaid from the assets that collateralize them.

11. Please refer to our previous comment 22. We note your proposed disclosures and the disclosures provided on page 1 of your Form 10-K/A filed on July 31, 2008. Please provide additional detail on how you reconciled the section "Corrections of receivables" to US GAAP and tell us how this relates to the differences you have identified between local GAAP and US GAAP. Please also tell us why for local GAAP purposes "reversals of provisions" for both 2006 and 2007 exceeded the sum of amount of "unrecoverable receivables" and "allocations to provisions". In this regard, please explain whether this means that that PRL had negative provisions for loan losses for two straight years, and if so, how this was determined to be appropriate, and whether a consistent result occurs under US GAAP. As part of this response, please provide a description of the types of items recorded in each line item of this section of the income statement. Finally, please tell us the methodology used for translating the financial statements of PRL Developpement into US dollars for this purpose.

12. Please refer to our previous comment 23. The staff believes that any audit report filed with the Commission must identify the accounting standards used in the preparation and audit of the financial statements. Therefore, please include a revised audit report that indicates the accounting standards used in the financial statements of PPL. Additionally, to the extent that the report will indicate that the financial statements were prepared in accordance with CRC Regulation 99.02, please indicate in the revised report that this is referring to French GAAP, if true. Furthermore, while the staff does accept style variations in audit reports to accommodate local reporting requirements, the staff does require the opinion paragraph in all audit reports to follow the wording requirements of US GAAS, which means the opinion paragraph must be based on a "present fairly" opinion. The staff does not object to the inclusion of both a local GAAS opinion and a US GAAS opinion. Please refer to Section III.D. of the International Reporting and Disclosure Issues Outline available on our website at:
    http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214

and revise the opinion accordingly to comply with a US GAAS "present fairly" opinion paragraph.

13.   We note your response to prior comment 23 where you indicate that the Company will not be required to present separate financial statements under Rule 3-09 of Regulation S-X for PRL because it became a consolidated subsidiary of FirstCity during the third quarter of 2008. The staff notes that you are still required to test PRL for significance under the equity method for the period you accounted for the entity under the equity method, and if it is significant at the 20% level for that period, audited financial statements under Rule 3-09 would still be required for the period PRL was accounted for under the equity method. Please refer to Section 2405.4 of the Financial Reporting Manual available on our website at: http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf#topic2.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Branch Chief